Exhibit 99.2

This exchange offer is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the Unit-ed States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising un-der the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

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Document Submitted:	Extraordinary Report

Addressee:	Director of Kanto Local Finance Bureau

Date of Submission:	March 16, 2022

Company Name:	Kawasaki Kisen Kaisha, Ltd.

Name and Title of Representative:	Yukikazu Myochin, Representative Director, President & CEO

Registered Office Address:	8 Kaigandori, Chuo-ku, Kobe

Telephone Number:	(078) 325 8720 (direct)

Person in Charge	Atsushi Asakawa, General Manager, Kobe General Affairs Group

Nearest Contact Place	2-1-1 Uchisaiwaicho, Chiyoda-ku, Tokyo

Telephone Number:	(03) 3595 5189 (direct)

Person in Charge:	Goro Kitamura, General Manager, Corporate Sustainability, IR and Communication Group

Place of Public Inspection:

Kawasaki Kisen Kaisha, Ltd. Head Office

(2-1-1 Uchisaiwaicho, Chiyoda-ku, Tokyo)

Kawasaki Kisen Kaisha, Ltd. Nagoya Branch

(1-47-1 Nagono, Nakamura-ku, Nagoya)

Tokyo Stock Exchange, Inc.

(2-1 Nihonbashi Kabutocho, Chuo-ku, Tokyo)

1.	Reasons for Submission

Kawasaki Kisen Kaisha, Ltd. (the “Company”) adopted a resolution at its Board of Directors meeting held on March 16, 2022 to conduct a share exchange with KAWASAKI KINKAI KISEN KAISHA, LTD. (“Kawasaki Kinkai Kisen”), whereby the Company and Kawasaki Kinkai Kisen (collectively, the “Companies”) will be the wholly-owning parent company and the wholly-owned subsidiary, respectively, in the share exchange (the “Share Exchange”), and has accordingly entered into a share exchange agreement with Kawasaki Kinkai Kisen (the “Share Exchange Agreement”). In response to this, the Company hereby submits this Extraordinary Report pursuant to Article 24-5, paragraph (4) of the Financial Instruments and Exchange Act and Article 19, paragraph (2), item 6-2 of the Cabinet Office Order on Disclosure of Corporate Affairs.

2.	Information to Be Reported

(1)	Information on the other party to the Share Exchange

(i)	Trade name, registered office address, name of representative, amount of capital, amount of net assets, amount of total assets, and description of business

Trade name	KAWASAKI KINKAI KISEN KAISHA, LTD.

Registered office address	3-2-1 Kasumigaseki, Chiyoda-ku, Tokyo

Name of representative	Yutaka Kuge, President and Representative Director

Amount of capital	2,368 million yen (as of December 31, 2021)

Amount of net assets (as of December 31, 2021)	(Consolidated) 28,837 million yen

Amount of total assets (as of December 31, 2021)	(Consolidated) 48,752 million yen

Description of business	Marine transportation, offshore support vessel business, etc.

(ii)	Sales, operating profit, recurring profit, and net profit for the fiscal years ended in the last three years

(Consolidated)			(in millions of yen)
	FY ended Mar. 2019	FY ended Mar. 2020	FY ended Mar. 2021
Sales	45,734	44,337	37,059
Operating profit	2,005	1,913	404
Recurring profit	2,047	1,907	187
Net income or loss attributable to shareholders of the parent	1,697	1,370	—112

(iii)	Names of major shareholders and percentages of shares held by them to the total number of issued shares

(as of September 30, 2021)
Name of major shareholder	Percentage of shares held by the major shareholder to the total number of issued shares (%)
Kawasaki Kisen Kaisha, Ltd.	47.82
Tokio Marine & Nichido Fire Insurance Co., Ltd.	3.76
BNYM RE BNYMLB RE GPP CLIENT MONEY AND ASSETS AC (Standing proxy: MUFG Bank, Ltd.)	3.06
Sompo Japan Insurance Inc.	2.08
Kawasaki Kinkai Kisen Employee Stock Ownership Association	2.03
Yasunori Sasaki	1.59
Custody Bank of Japan, Ltd. (trust account)	1.31
Hokkai Transportation Co., Ltd.	1.19
Mitsui Sumitomo Insurance Company, Limited	1.14
Kuribayashi & Co., Ltd.	1.03

Note:	The percentages of shares held by the major shareholders to the total number of issued shares have been calculated based on the total number of issued shares less the number of treasury shares.

(iv) Capital, personal, and transactional relationship with the Company

Capital relationship	The Company holds 1,404,000 shares of Kawasaki Kinkai Kisen, which correspond to 47.82% of the total number of its issued shares (excluding treasury shares).

Personal relationship	Three persons from the Company hold the posts of Directors at Kawasaki Kinkai Kisen.

Transactional relationship

The Company has executed time charter contracts and trip charter contracts with Kawasaki Kinkai Kisen.

Kawasaki Kinkai Kisen has deposited funds with the Company through group financing, for which the Company pays interest to Kawasaki Kinkai Kisen.

The Company has been engaged by Kawasaki Kinkai Kisen to provide services under a system operation services agreement.

(2)	Purpose of the Share Exchange

As an integrated logistics company grown from shipping business, the Company declares “ : trust from all over the world” as its corporate principle, aiming to contribute to society so that people live well and prosperously. In shipping business, which serves as key logistics infrastructure supporting worldwide economic activity, the Company’s aim is to earn the trust of customers and achieve sustainable growth through the global provision of safe, reliable transportation and logistics services, based on customer first policy and with high engineering skills and excellent shipping services amassed through its long history, as well as with human resources who support change.

With a history of over a century since its establishment in 1919, the Company has overcome fiercely changing business conditions on many occasions by working tirelessly to ensure safe and reliable operations. With an “enterprising spirit” and “broad-mindedness” corporate culture, we have addressed the increasingly diversified and sophisticated needs of customers by embracing technological innovation and developing new vessel types and services as a pioneer in the industry. In recent years, the Company has demonstrated its uniqueness by tackling advanced challenges on the environmental front, through working on CO2 emission reduction while preparing for demand for new energy-fueled transportation towards a low-carbon society. For example, the Company formulated “K” LINE Environmental Vision 2050, a set of long-term environmental guidelines targeting 2050. The Company also completed construction of CENTURY HIGHWAY GREEN, an environmentally-friendly next-generation LNG-fueled car carrier representing the top of shipbuilding technologies and equipped with digital technology.

In its management plan, the Company takes into consideration significant changes in its business environment, including: changes in global values and behavior, changes in the business environments surrounding customers, and changes in customer needs, all triggered by the spread of COVID-19; the increasing significance of environmental operations; the accelerating differentiation of services through the use of AI and digital technology; and further increase in the awareness of safety and quality. In light of these factors, the Company’s management plan presents a future vision for the mid-2020s and beyond. On a short-term basis, the Company is building a more robust management foundation by rationalizing fleet size and refocusing investments. On medium- to long-term perspectives, the Company intends to make focused investments in businesses with stable profitability. In addition, the Company intends not only to strengthen its own efforts on the reduction of its greenhouse gas (GHG) emission, such as introducing zero-emission vessels using new fuels, but also to actively work on supporting projects for the decarbonization of society, such as support vessels for offshore wind power projects and other renewable energy-related projects, transporting hydrogen, ammonia, and other new energies, or transporting captured CO2.

With its corporate philosophy of “As the best partner of marine transportation, we are committed to meet our clients’ needs and contribute to the realization of a prosperous, human-friendly society,” Kawasaki Kinkai Kisen has contributed to society through marine transportation since founded in 1966 by taking over the Company’s goodwill in the domestic shipping industry, based on its three main businesses operated by: the overseas division, which is responsible for international logistics; the domestic division, which actively uses intermodal transport in Japan; and the ferry division which supports industries and people’s lives. Furthermore, Kawasaki Kinkai Kisen has recently expanded into a new business run by its offshore support vessel (Note 1) division. While giving its first priority to the safe operation of vessels and actively working on the conservation of the earth and marine environments, Kawasaki Kinkai Kisen aims at continuous growth through consolidating its business foundation by promptly responding to its clients’ requests arising from changes in the overseas and domestic distribution of goods, based on the basic policy of focusing on stable revenue.

Note 1:

“Offshore support vessel” refers to vessels for various support activities involved in offshore projects, such as ocean mineral resources development, exploratory oil/natural gas drilling, installation of physical seafloor exploration and seafloor drilling equipment, installation/maintenance of ocean renewable energy equipment, remote island support, and seafloor seismic layer investigation.

The environment surrounding Kawasaki Kinkai Kisen has seen steady cargo movements in the domestic shipping segment despite COVID-19, even though the situation remains uncertain in terms of the passenger use of ferries due to lingering restrictions on human movements imposed because of COVID-19. In the international shipping segment, the market has been strong backed by the high cargo demand. Under these circumstances, Kawasaki Kinkai Kisen believes that its social mission is to continue to provide best services to its clients while achieving continuous growth by further improving its profitability and reducing costs, in order to fulfill its role of contributing to society through marine transportation. Based on this belief, the overseas division has been working on the efficient assignment of vessels and on the adjustment of the fleet size by understanding the market trends and client needs, the domestic and ferry divisions have been working on the provision of transport services that are in line with client needs with the expansion of the modal shift (Note 2) in mind, and the offshore support vessel division has been working on increasing revenue through such actions as entry to an offshore wind power-related business. In addition, Kawasaki Kinkai Kisen has promoted its active involvement in environmental issues and its efforts to enhance safe operation, as well as striving to improve services through digital transformation (“DX Promotion”).

Note 2:	“Modal shift” refers to converting cargo transportation by truck or other automobiles into that by railroad or ship, which imposes a smaller environmental burden.

While the Companies mainly operate in different fields of business from each other, with the Company and Kawasaki Kinkai Kisen operating in international shipping business and domestic shipping business respectively, the Companies believe that they share a common understanding that they need to serve customer needs and contribute to society through providing safe, high-quality services in marine transportation. The Company believes that the corporate value of the entire Company Group will be maximized through, among other things: actively introducing various ever-advancing technologies that will contribute to safety and the environment, such as GHG reduction, as well as AI and other digital technologies supporting those technologies; and efficiently utilizing the Companies’ limited management resources and steadily promoting various initiatives, including R&D projects, amid the rapidly changing business environment.

In the domestic shipping industry surrounding Kawasaki Kinkai Kisen, the Act on Advancement of Integration and Streamlining of Distribution Business was enforced. In addition, the Act on Strengthening the Marine Industry is scheduled to be enforced. The Company expects further changes in the business environment, such as promotion of the modal shift, improvement of the labor management of mariners, and improvement of the transactional environment, and believes that these changes will continue to enhance Kawasaki Kinkai Kisen’s business opportunities in the future through its actions such as effectively utilizing the resources of the Company’s subsidiaries that are port transportation business companies.

Under these circumstances, the Company held the view that pursuing maximum performance by efficiently managing the human resources, funds, and assets that constituted the Company Group’s limited management resources will contribute to the realization of the Companies’ social missions and the sustainable growth of, and the improvement of the corporate value of, the Company Group as a whole. The Company also reached a belief that it was desirable to make a transfer to a company group structure that would allow further cooperation between the Companies, in order to make prompt decisions by further enhancing collaboration between the Companies and to provide customers with optimal, safe, reliable, and high-quality services through the multi-layered approach. As such, in February 2020, the Company made an initial request to Kawasaki Kinkai Kisen to start discussions with the Company towards making Kawasaki Kinkai Kisen a wholly-owned subsidiary of the Company by share exchange.

On the other hand, Kawasaki Kinkai Kisen is at a major turning point in its over half a century history because of the global spread of COVID-19. Kawasaki Kinkai Kisen decided on DX Promotion and to strengthen its measures for the environment as a strategic move to uphold and realize its management policies with the following in mind, even under these circumstances: “safety,” which means safety is always given first priority, which is a basic of the transport industry; “sincerity,” which means Kawasaki Kinkai Kisen always responds in good faith to its stakeholders; and “sustainability,” which means Kawasaki Kinkai Kisen aims at continuous growth as a company.

As for DX Promotion, Kawasaki Kinkai Kisen will provide its clients with economic advantages by realizing digitalization and more efficient operational processes. As for strengthening its measures for the environment, which is a mission of the marine transport industry, consideration is underway with a view to installing support equipment for safe operation and realizing electric propulsion ships, in order not only to comply with various regulations such as those for GHG reduction but also to promote more active measures from technical aspects.

The discussion between the Company and Kawasaki Kinkai Kisen towards making Kawasaki Kinkai Kisen a wholly-owned subsidiary of the Company took place against the backdrop of the surge in the necessity of DX Promotion and stronger environmental measures and, furthermore, changes in the business environment caused by COVID-19. When Kawasaki Kinkai Kisen received an initial request for discussion from the Company, Kawasaki Kinkai Kisen’s Board of Directors, while being fully aware of the significance of creating group synergies through collaboration with the Company, considered that losing independence as a listed company as a result of becoming a wholly-owned subsidiary would be more disadvantageous, as certain of the expected group synergies would still be achievable without changing the existing capital relationship with the Company. As such, in December 2020, Kawasaki Kinkai Kisen’s Board of Directors was yet unable to decide that becoming a wholly-owned subsidiary of the Company would be advantageous in improving the corporate value of Kawasaki Kinkai Kisen. As they were unable to immediately agree to the Company’s proposal for making Kawasaki Kinkai Kisen a wholly-owned subsidiary of the Company, Kawasaki Kinkai Kisen’s Board of Directors requested from the Company further consideration and explanations about the advantages of making Kawasaki Kinkai Kisen a wholly-owned subsidiary of the Company.

In response, the Company gave its opinion again that making effective use of the limited human capital, technology, and other management resources was essential in pursuing group synergies fully and promptly in important business challenges such as DX Promotion and environmental measures, and that making Kawasaki Kinkai Kisen a wholly-owned subsidiary of the Company was extremely important for the continuous growth of not only the Company but also Kawasaki Kinkai Kisen. Kawasaki Kinkai Kisen’s Board of Directors then reconsidered the increasing significance of DX Promotion and environmental measures to Kawasaki Kinkai Kisen’s corporate sustainability, and reached a decision that making active use of the Company’s know-how and human resources in coping with these challenges is likely to contribute to improving the corporate value of Kawasaki Kinkai Kisen, and that it was necessary to implement the Company’s proposal for making Kawasaki Kinkai Kisen a wholly-owned subsidiary of the Company by fully securing the fairness of procedures in order to protect the interests of its minority shareholders. After putting a framework for consideration in place, such as establishing on February 26, 2021 a special committee consisting only of independent committee members without interest in the Company as the controlling shareholder of Kawasaki Kinkai Kisen (the “Special Committee”; for its details, please see “(v) Measures to Avoid Conflicts of Interest” of “(4) Basis of calculation of the details of allotment of shares in the Share Exchange” below), Kawasaki Kinkai Kisen proceeded to further consideration and discussions with the Company on the advantages and disadvantages of becoming a wholly-owned subsidiary of the Company.

After repeated discussions, the Company and Kawasaki Kinkai Kisen reached an understanding (i) that the Companies’ respective management policies, as well as respective medium- to long-term strategies for remaining a company of choice by meeting various customer needs, are consistent with each other, (ii) that this, through making Kawasaki Kinkai Kisen a wholly-owned subsidiary of the Company, would allow the Company Group (a) to develop value-added services that integrate international and domestic shipping services through combining efforts in safety, environment, and quality aspects with efforts in AI and other digital technologies, and (b) to increase the scale of operation by utilizing the Companies’ respective customer bases, and (iii) that, therefore, making Kawasaki Kinkai Kisen a wholly-owned subsidiary of the Company is a highly important medium- to long-term growth strategy for the Company Group. Furthermore, the Company and Kawasaki Kinkai Kisen reached a conclusion that making Kawasaki Kinkai Kisen a wholly-owned company of the Company would be beneficial in improving the corporate value not only of the Company but also of Kawasaki Kinkai Kisen, as after considering: (a) that making Kawasaki Kinkai Kisen a wholly-owned subsidiary of the Company would allow Kawasaki Kinkai Kisen to make expeditious decisions based on the Company’s medium- to long-term perspective,(b) that making Kawasaki Kinkai Kisen a wholly-owned company of the Company would also allow Kawasaki Kinkai Kisen to receive efficient allocation of management resources from the Company Group, and to further provide, at the same time, safe, reliable, and high-quality transportation services to customers through collaboration with the Company Group, and (c) that, amid the increasing acceleration of measures for decarbonization taken by competitors in the shipping industry particularly since the latter half of last year, it would be increasingly important for Kawasaki Kinkai Kisen to take environmental measures, which was anticipated to result in more situations than before where Kawasaki Kinkai Kisen would need technical support from the Company Group.

The specific benefit that making Kawasaki Kinkai Kisen a wholly-owned company of the Company is expected to bring to the Company Group is allowing the Group to achieve medium- to long-term growth as a company group of choice that meets various customer needs, by strengthening cooperation in the following fields. In parallel with the Companies’ discussions on making Kawasaki Kinkai Kisen a wholly-owned subsidiary of the Company, “K” Line Wind Service, Ltd. was established on June 1, 2021 in order to integrate the Companies’ resources, such as their knowledge and experience in offshore support vessel services that has been accumulated through their past offshore support vessel projects in Japan and abroad, skills to handle operation services for various vessels that have been developed thus far, and systems for utilizing these skills, as well as to provide support to efforts for the development, construction, operation, etc. of Kawasaki Kinkai Kisen’s offshore wind power business, by mobilizing all available resources of the Company Group.

(i)

In the Company’s dry bulk business and Kawasaki Kinkai Kisen’s overseas division and domestic tramp division, enhancement of sales capabilities through utilizing customer networks and efficiently operating the fleets possessed and operated by the Companies.

(ii)	Enhancement of the collaboration in the offshore wind farm support vessel business.

(iii)	Evolution of development of technologies and utilization of digital technologies supporting the environment, safety, and economic operation.

(iv)	Next-generation fuel compatibility

(v)	Exchanges of maritime and engineering human resources

(vi)	Cost reduction through sharing functions of the management divisions, reducing listing maintenance cost, sharing training equipment, and collaborating in BPR (Business Process Re-engineering).

Regarding how Kawasaki Kinkai Kisen will be managed after becoming a wholly-owned subsidiary of the Company, which has been a point of Kawasaki Kinkai Kisen’s concern, the Companies have agreed that Kawasaki Kinkai Kisen’s management team will continue to manage Kawasaki Kinkai Kisen after Kawasaki Kinkai Kisen has become a wholly-owned subsidiary of the Company, with the aim of increasing Kawasaki Kinkai Kisen’s corporate value through close cooperation with the Company’s management team and through expeditious decision-making by Kawasaki Kinkai Kisen, during which processes the Companies will respect Kawasaki Kinkai Kisen’s current management setup as well as Kawasaki Kinkai Kisen’s management know-how in Kawasaki Kinkai Kisen’s businesses that has been developed by Kawasaki Kinkai Kisen, considering that Kawasaki Kinkai Kisen’s main business, i.e., the domestic shipping business, has produced steady profits.

Based on the understanding described above, the Companies reached agreement after discussing and negotiating the terms and conditions of the Share Exchange, including the share exchange ratio. The Companies each adopted a resolution for the Share Exchange at their respective Board of Directors meetings held this day, and today executed the Share Exchange Agreement between the Companies. This organizational restructuring will promote the optimal, efficient utilization of the Company Group’s management resources, the further sharing of business strategies between the Companies, and the enhancement of their competitiveness. We believe that this organizational restructuring will improve the corporate value of the Companies and will be beneficial for the Companies’ shareholders.

(3)	Method of the Share Exchange, details of allotment of shares in the Share Exchange, and other details of the Share Exchange Agreement

(i)	Method of the Share Exchange

The Share Exchange will make the Company the wholly-owning parent company in the share exchange and Kawasaki Kinkai Kisen the wholly-owned subsidiary in the share exchange.

The Share Exchange is planned to take place effective as of June 1, 2022: (i) by the Company through the simplified share exchange procedure without approval of the Share Exchange Agreement by a resolution of its general meeting of shareholders, pursuant to the provisions of Article 796, paragraph (2) of the Companies Act; and (ii) by Kawasaki Kinkai Kisen after approval of the Share Exchange Agreement by a resolution at its extraordinary general meeting of shareholders scheduled to be held on May 10, 2022.

(ii)	Details of allotment of shares in the Share Exchange

	Company (Wholly-owning parent company in share exchange)	Kawasaki Kinkai Kisen (Wholly-owned subsidiary in share exchange)
Allotment ratio of the Share Exchange	1	0.58

Number of shares to be delivered upon the Share Exchange	Company’s common stock: 888,258 shares (planned)

Note 1:	Share allotment ratio

0.58 shares of the Company’s common stock (the “Company Stock”) will be allotted and delivered per share of Kawasaki Kinkai Kisen’s stock (“Kawasaki Kinkai Kisen Stock”). However, no shares will be allotted in the Share Exchange for shares of Kawasaki Kinkai Kisen Stock held by the Company (1,404,000 shares as of this day). Please note that the above allotment ratio for the Share Exchange (“Share Exchange Ratio”) is subject to change by negotiation and agreement between the Companies in the event of significant change in the conditions based on which the Share Exchange Ratio was calculated.

Note 2:	Number of shares of Kawasaki Kinkai Kisen Stock to be delivered upon the Share Exchange

In the Share Exchange, the Company will allot and deliver the number of shares of Kawasaki Kinkai Kisen Stock calculated based on the Share Exchange Ratio to the shareholders of Kawasaki Kinkai Kisen (excluding the Company) as at the time immediately before the Company’s acquisition of all issued shares of Kawasaki Kinkai Kisen (the “Base Time”), in exchange for shares of Kawasaki Kinkai Kisen Stock held by these shareholders. The Company plans to allocate newly issued shares of the Company Stock and 77,000 shares of treasury shares held by the Company for shares of the Company Stock to be allotted and delivered in the Share Exchange.

Kawasaki Kinkai Kisen plans to cancel, at the Base Time and by a resolution adopted at its Board of Directors meeting to be held no later than the day before the effective date of the Share Exchange, all of the treasury shares held by it (including any shares that may be acquired by Kawasaki Kinkai Kisen as a result of purchase of shares in response to shareholders’ share purchase demands that may be made under Article 785, paragraph (1) of the Companies Act in the course of Share Exchange) at the Base Time. The total number of shares of common stock to be allotted and delivered in the Share Exchange may be modified in the future due to Kawasaki Kinkai Kisen’s acquisition, cancellation, etc. of its treasury shares.

Note 3:	Treatment of shares constituting less than one share unit

The shareholders of Kawasaki Kinkai Kisen who will hold shares of the Company constituting less than one share unit (i.e., 100 shares) as a result of the Share Exchange will be entitled to use the following programs on and after the effective date of the Share Exchange. Please note that these shares less than one share unit cannot be sold on a financial instruments exchange market.

1.	Repurchase program for shares less than one share unit (allowing sale of less than 100 shares)

This is a program that, pursuant to Article 192, paragraph (1) of the Companies Act, allows any shareholder who holds shares less than one share unit of the Company to demand that the Company repurchase the shares less than one share unit held by the shareholder.

2.	Additional purchase program for shares less than one share unit (allowing purchase of additional shares to form 100 shares)

This is a program that, pursuant to Article 194, paragraph (1) of the Companies Act and the provisions of the Company’s Articles of Incorporation, allows any shareholder who holds shares less than one share unit of the Company to purchase additional shares of the Company in the number that will form one share unit (100 shares) if combined with the number of shares less than one share unit held by the shareholder, by demanding that the Company sell such number of additional shares to the shareholder.

Note 4:	Treatment of fractions of less than one share

For the shareholders of Kawasaki Kinkai Kisen who will be allotted and delivered fractions of less than one share of the Company Stock in the Share Exchange, the Company will, pursuant to Article 234 of the Companies Act and other relevant laws and regulations, sell shares of the Company Stock in the number equivalent to the total number of such fractions (with any fraction less than one share in the total number to be discarded) and pay these shareholders the proceeds of such sale in cash in proportion to the respective numbers of fractional shares that would have otherwise been held by these shareholders.

(iii)	Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights in the Share Exchange

This is not applicable as Kawasaki Kinkai Kisen, which will be a wholly-owned subsidiary of the Company, has not issued any stock acquisition rights or bonds with stock acquisition rights.

(iv)	Other Terms and conditions of the Share Exchange Agreement

The terms and conditions of the Share Exchange Agreement executed by and between the Company and Kawasaki Kinkai Kisen on March 16, 2022 are as follows:

Share Exchange Agreement

Kawasaki Kisen Kaisha, Ltd. (the “Parent Company”) and KAWASAKI KINKAI KISEN KAISHA, LTD. (the “Subsidiary”) hereby enter into this Share Exchange Agreement as of March 16, 2022, as follows (the “Agreement”).

Article 1 (Share Exchange)

Subject to the provisions of this Agreement, the parties hereto shall conduct a share exchange (the “Share Exchange”) whereby the Parent Company and the Subsidiary will be the wholly-owning parent company and the wholly-owned subsidiary, respectively. As a result of the Share Exchange, the Parent Company will acquire all of the issued shares of the Subsidiary (excluding the shares of the Subsidiary held by the Parent Company; the same applies hereinafter).

Article 2 (Trade Names and Addresses of the Wholly-Owning Parent Company and the Wholly-Owned Subsidiary in the Share Exchange)

The Parent Company’s and the Subsidiary’s respective trade names and addresses are as follows:

(1)	Parent Company (the wholly-owning parent company in the share exchange)

Trade name: Kawasaki Kisen Kaisha, Ltd.

Address: 8 Kaigandori, Chuo-ku, Kobe

(2)	Subsidiary (the wholly-owned subsidiary in the share exchange)

Trade name: KAWASAKI KINKAI KISEN KAISHA, LTD.

Address: 3-2-1 Kasumigaseki, Chiyoda-ku, Tokyo

Article 3 (Shares to Be Delivered in the Share Exchange and Their Allotment)

1.

In the Share Exchange, the Parent Company shall deliver to the shareholders of the Subsidiary (excluding the Parent Company; collectively “Allotted Shareholders” and each an “Allotted Shareholder”) as at the time immediately before the Parent Company’s acquisition of all issued shares of the Subsidiary as a result of the Share Exchange (the “Base Time”) such number of shares of the Parent Company’s common stock as calculated by multiplying the total number of shares of the Subsidiary’s common stock held by the Allotted Shareholders by a factor of 0.58, in exchange for the shares of the Subsidiary’s common stock held by the Allotted Shareholders.

2.

In the Share Exchange, the Parent Company shall allot shares of its common stock to each Allotted Shareholder as at the Base Time at the ratio of 0.58 shares of the Parent Company’s common stock to one share of the Subsidiary’s common stock held by the Allotted Shareholder.

3.

If any fraction less than one share occurs in the number of shares of the Parent Company’s common stock to be allotted by the Parent Company to any of the Allotted Shareholders pursuant to the provisions of the preceding two paragraphs, the Parent Company shall handle the fraction pursuant to the provisions of Article 234 of the Companies Act and all other relevant laws and regulations.

Article 4 (Amounts of the Parent Company’s Capital and Reserves)

The amounts by which the amounts of the Parent Company’s capital and reserves will increase as a result of the Share Exchange shall be such amounts as shall be separately and appropriately determined by the Parent Company pursuant to the provisions of Article 39 of the Regulations on Corporate Accounting.

Article 5 (Effective Date)

The Share Exchange shall become effective on June 1, 2022 (the “Effective Date”). Notwithstanding the foregoing, the Effective Date may be changed by negotiation and agreement between the Parent Company and the Subsidiary if necessary to accommodate the procedure for the Share Exchange or for any other reason.

Article 6 (General Meeting of Shareholders Approving the Share Exchange Agreement)

1.

Pursuant to the provisions of Article 796, paragraph (2) of the Companies Act, the Parent Company shall conduct the Share Exchange without approval for this Agreement by its general meeting of shareholders as set forth in Article 795, paragraph (1) of the Companies Act. However, if it becomes necessary for the Parent Company to obtain its general meeting of shareholders’ approval of this Agreement pursuant to the provisions of Article 796, paragraph (3) of the Companies Act, the Parent Company shall seek resolutions of its general meeting of shareholders for approval of this Agreement and for matters necessary for the Share Exchange, no later than the day before the Effective Date.

2.

At its extraordinary general meeting of shareholders scheduled to be held on May 10, 2022, the Subsidiary shall seek resolutions of its general meeting of shareholders for approval of this Agreement and for matters necessary for the Share Exchange.

3.

The scheduled date for the general meeting of shareholders specified in the preceding paragraph may be changed by negotiation between the Parent Company and the Subsidiary if necessary to accommodate the procedure for the Share Exchange or for any other reason.

Article 7 (Management of Company Assets)

During the period from the date of execution hereof to the Effective Date, each party hereto shall execute its operations and manage and utilize its assets by exercising the due care of a prudent manager, and any act of either party that will have a material impact on its assets or rights and obligations, on consummation of the Share Exchange or on the Share Exchange Ratio shall be subject to prior negotiation and agreement between the Parent Company and the Subsidiary.

Article 8 (Cancellation of Treasury Shares)

Effective as at the Base Time, the Subsidiary shall cancel all treasury shares held by it (including any shares that may be acquired by the Subsidiary in response to its shareholders’ share purchase demand that may be made under Article 785 of the Companies Act in connection with the Share Exchange) at the Base Time by a resolution adopted at a meeting of its Board of Directors to be held no later than the day before the Effective Date.

Article 9 (Dividends of Surplus)

The Subsidiary may distribute dividends of surplus of up to 150 yen or the amount that the Parent Company and the Subsidiary agreed in writing otherwise per share of common stock to shareholders or registered pledgees stated or recorded in the latest shareholder registry as of March 31, 2022.

Article 10 (Change of Terms of Share Exchange; Termination)

If, at any time during the period from the date of execution hereof to the Effective Date: (i) the stock price or financial or business condition of either party hereto changes significantly due to an act of God or any other cause; (ii) any circumstances that significantly hinder consummation of the Share Exchange occur or are revealed, or it otherwise becomes difficult to achieve the purpose of this Agreement, then the parties hereto may change the terms of the Share Exchange or other provisions of this Agreement or terminate this Agreement by negotiation and agreement between the parties.

Article 11 (Effect of This Agreement)

This Agreement shall no longer be effective: (i) if it becomes necessary for the Parent Company to obtain its general meeting of shareholders’ approval of this Agreement pursuant to the provisions of Article 796, paragraph (3) of the Companies Act and if no later than the day before the Effective Date the Parent Company’s general meeting of shareholders is unable to adopt a resolution for approval of this Agreement or for other matters necessary for the Share Exchange; (ii) if the Subsidiary’s general meeting of shareholders is unable to adopt a resolution for approval of this Agreement or for other matters necessary for the Share Exchange; or (iii) if any approval, etc. of any relevant authority that is required by laws and regulations, etc. to be obtained prior to the Effective Date in order to conduct the Share Exchange fails to be obtained or if any procedure that is required by laws and regulations, etc. to be completed prior to the Effective Date in order to conduct the Share Exchange fails to be completed.

Article 12 (Governing Law and Jurisdiction)

1.	This Agreement is governed by and construed in accordance with the laws of Japan.

2.	The parties hereto agree that the Tokyo District Court shall have exclusive jurisdiction over any dispute arising in connection with the performance or interpretation of this Agreement.

Article 13 (Matters for Consultation)

Any matters not specified herein or any questions arising as to any provision hereof shall be resolved through good-faith consultation between the parties hereto.

In Witness Whereof, this Agreement has been executed in duplicate, with the Parent Company and the Subsidiary to retain one copy each after both have hereunto affixed their respective names and seals.

March 16, 2022

Parent Company:	Yukikazu Myochin, Representative Director, President & CEO
Kawasaki Kisen Kaisha, Ltd.
8 Kaigandori, Chuo-ku, Kobe

Subsidiary:	Yutaka Kuge, Representative Director & President
KAWASAKI KINKAI KISEN KAISHA, LTD.
3-2-1 Kasumigaseki, Chiyoda-ku, Tokyo

(4) Basis of calculation of the details of allotment of shares in the Share Exchange

(i) Basis of calculation and reasons for the details of allotment

As described in “(2) Purpose of the Share Exchange” above, in February 2020 the Company made a formal proposal to Kawasaki Kinkai Kisen for the Share Exchange and, after repeated serious discussions and negotiations, the Companies reached a conclusion that it would be the best decision for improving their corporate value to make Kawasaki Kinkai Kisen a wholly-owned subsidiary of the Company. Specifically, in February 2020 the Company made a proposal to Kawasaki Kinkai Kisen for making Kawasaki Kinkai Kisen a wholly-owned subsidiary of the Company in order to revise the Companies’ capital relationship towards developing a more collaborative relationship between them. Thereafter until December 2020, Kawasaki Kinkai Kisen was unable to decide that becoming a wholly-owned subsidiary of the Company would be advantageous in improving the corporate value of Kawasaki Kinkai Kisen, on the following grounds among others: (i) while Kawasaki Kinkai Kisen was aware the necessity of creating group synergies through collaboration with the Company, the creation of group synergies would still be able to be achieved to a certain extent based on the existing capital relationship; (ii) Kawasaki Kinkai Kisen considered that losing independence as a listed company as a result of becoming a wholly-owned subsidiary would be more disadvantageous; and (iii) the Company’s business performance and financial condition were with uncertainties. As Kawasaki Kinkai Kisen was unable to immediately agree to consider the Company’s proposal for making Kawasaki Kinkai Kisen a wholly-owned subsidiary of the Company, Kawasaki Kinkai Kisen requested from the Company further consideration and explanations about the advantages of making Kawasaki Kinkai Kisen a wholly-owned subsidiary of the Company. In response, the Company gave its opinion again that making effective use of the limited human capital, technology, and other management resources was essential in pursuing group synergies fully and promptly in important business challenges such as DX Promotion and environmental measures, and that making Kawasaki Kinkai Kisen a wholly-owned subsidiary of the Company was extremely important for the continuous growth of not only the Company but also Kawasaki Kinkai Kisen. Kawasaki Kinkai Kisen’s Board of Directors then reconsidered the increasing significance of DX Promotion and environmental measures to Kawasaki Kinkai Kisen’s corporate sustainability, and reached a decision that making active use of the Company’s know-how and human resources in coping with these challenges is likely to contribute to improving the corporate value of Kawasaki Kinkai Kisen, and that it was necessary to implement the Company’s proposal for making Kawasaki Kinkai Kisen a wholly-owned subsidiary of the Company by fully securing the fairness of procedures in order to protect the interests of its minority shareholders. After putting a framework for consideration in place, such as establishing on February 26, 2021 the Special Committee, Kawasaki Kinkai Kisen proceeded to further consideration and discussions with the Company on the advantages and disadvantages of becoming a wholly-owned subsidiary of the Company.

After repeated discussions thereafter, the Company and Kawasaki Kinkai Kisen agreed in early July 2021 that making Kawasaki Kinkai Kisen a wholly-owned subsidiary of the Company would contribute to the continuous growth of Kawasaki Kinkai Kisen on the following grounds: (i) the Companies’ respective management policies, as well as respective medium- to long-term strategies for remaining a company of choice by meeting various customer needs, agree with each other, which is a situation where making Kawasaki Kinkai Kisen a wholly-owned subsidiary of the Company would lead to an important medium- to long-term growth strategy for the Companies (a) to allow their international and domestic shipping divisions to develop integrated services with added value through combining efforts in safety, environment, and quality aspects with efforts in DX, and (b) to increase the scale of operation by utilizing the Companies’ respective customer bases; and (ii) making Kawasaki Kinkai Kisen a wholly-owned company of the Company would allow expeditious decision-making, efficient allocation of management resources, and provision of safe, reliable, and high-quality transportation services to customers through collaboration, by the Company Group as a whole based on the Company’s medium- to long-term perspective; and (iii) it was anticipated that Kawasaki Kinkai Kisen would need more technical support from the Company than before in some situations in order to take environmental measures for the future. Subsequently, Kawasaki Kinkai Kisen began a full-scale process for discussing suspension of its unprofitable shipping routes , which had been an issue for Kawasaki Kinkai Kisen for some time. Partly because of this, the Companies repeated discussions on the impact of Kawasaki Kinkai Kisen’s route suspension on the Share Exchange, as well as in order to resolve Kawasaki Kinkai Kisen’s concerns over the Share Exchange. At the same time, the Companies further discussed and considered the business environment, during which the Companies acknowledged that Kawasaki Kinkai Kisen had an increasing need for technical support from the Company, amid the increasing acceleration of measures for decarbonization taken by competitors particularly since the latter half of last year. Through these processes among other things, the Companies reached a final conclusion in late November 2021 that making Kawasaki Kinkai Kisen a wholly-owned subsidiary of the Company would be beneficial in improving the corporate value not only of the Company but also of Kawasaki Kinkai Kisen.

In order to ensure the fairness and validity of calculation of the Share Exchange Ratio specified in “(ii) Details of Allotment of Shares in the Share Exchange” under “(3) Method of the Share Exchange, details of allotment of shares in the Share Exchange, and other details of the Share Exchange Agreement” above, the Company and Kawasaki Kinkai Kisen decided to each engage a third-party appraiser independent from the Companies to calculate the share exchange ratio. The Company and Kawasaki Kinkai Kisen appointed Mizuho Securities Co., Ltd. (“Mizuho Securities”) in early March 2021 and KPMG FAS Co., Ltd. (“KPMG”) in Mid-March 2021,, respectively, as their respective financial advisors and third-party appraisers.

In order to ensure the fairness of the consideration for the Share Exchange and the fairness of other aspects of the Share Exchange, the Company conducted careful discussions and analyses based on, among other things, (i) the share exchange ratio valuation report received from Mizuho Securities as the Company’s third-party appraiser, (ii) advice from Nishimura & Asahi as the Company’s legal advisor, and (iii) the results of a due diligence inspection of Kawasaki Kinkai Kisen conducted by the Company, each as described in “(iv) Measures to Ensure Fairness” below. As a result, the Company reached a conclusion that the Share Exchange Ratio was appropriate and would contribute to the interests of the shareholders of the Company, and that it was appropriate to conduct the Share Exchange using the Share Exchange Ratio.

On the other hand, Kawasaki Kinkai Kisen conducted careful discussions with the Company for several times on, among other things, the valuation method for the Share Exchange Ratio and the Companies’ understanding of the current and future business environment and business challenges surrounding them, as well as repeating negotiations with the Company on the terms and conditions of the Share Exchange based on, among other things, (i) the share exchange ratio valuation report received from KPMG as Kawasaki Kinkai Kisen’s third-party appraiser, (ii) advice from Nagashima Ohno & Tsunematsu as Kawasaki Kinkai Kisen’s legal advisor, (iii) the results of a due diligence inspection on the Company conducted by Kawasaki Kinkai Kisen, and (iv) instructions and advice, as well as the content of the report dated March 16, 2022 (the “Report”), received from the Special Committee consisting only of independent members without interest in the Company as the controlling shareholder of Kawasaki Kinkai Kisen, each as described in “(iv) Measures to Ensure Fairness” and “(v) Measures to Avoid Conflicts of Interest“ below, in order to ensure the fairness of the consideration for the Share Exchange and the fairness of other aspects of the Share Exchange. As a result, Kawasaki Kinkai Kisen reached a conclusion that the Share Exchange Ratio was appropriate and would contribute to the interests of the shareholders of Kawasaki Kinkai Kisen, and that it was appropriate to conduct the Share Exchange using the Share Exchange Ratio.

After repeated negotiations and discussions between the Companies based on their respective analyses performed as described above, the Companies reached a conclusion that conducting the Share Exchange using the Share Exchange Ratio was appropriate and would contribute to the interests of their respective shareholders. The Companies thus executed the Share Exchange Agreement whereby the Share Exchange would be conducted using the Share Exchange Ratio, based on the resolutions adopted at their respective Board of Directors meetings held this day.

As published in “Announcement on Revisions to Earnings Forecast and Dividend Forecast for the Fiscal Year Ending March 31, 2022” dated February 9, 2022, Kawasaki Kinkai Kisen is scheduled to pay a year-end dividend of 150 yen per share. Under the Share Exchange Agreement, both the Company and Kawasaki Kinkai Kisen have agreed that Kawasaki Kinkai Kisen may distribute dividends of surplus of up to 150 yen or the amount that the Company and Kawasaki Kinkai Kisen agreed in writing otherwise per share of common stock to shareholders or registered pledgees stated or recorded in the latest shareholder registry as of March 31, 2022. Kawasaki Kinkai Kisen does not intend to amend the provision that March 31 of each year is the record date for the year-end dividend (Article 43, Paragraph 1 of Kawasaki Kinkai Kisen’s Articles of Incorporation) prior to such ordinary general meeting of shareholders.

Please note that the Share Exchange Ratio is subject to change by negotiation and agreement between the Companies in the event of significant change in the conditions based on which the Share Exchange Ratio was calculated.

(ii) Matters relating to valuation

A) Names of the Appraisers and Relationships with the Company and Kawasaki Kinkai Kisen

Mizuho Securities, which serves as the Company’s third-party appraiser, is an appraiser independent of the Company and Kawasaki Kinkai Kisen as well as of the Share Exchange, is not a related party to the Company or Kawasaki Kinkai Kisen, and has no material interest amounting to a conflict of interest with the Company or Kawasaki Kinkai Kisen in connection with the Share Exchange. Mizuho Bank, Ltd. (“Mizuho Bank”), which is a group company of Mizuho Securities, is in the position of a shareholder of the Company and Kawasaki Kinkai Kisen and has had financing transactions with the Company and Kawasaki Kinkai Kisen as part of the normal banking transactions. However, Mizuho Bank has no material interest amounting to a conflict of interest with the Company or Kawasaki Kinkai Kisen in connection with the Share Exchange.

According to Mizuho Securities, pursuant to applicable law, i.e., Article 36, paragraph (2) of the Financial Instruments and Exchange Act (Act No. 25 of 1948; as amended thereafter) and Article 70-4 of the Cabinet Office Order on Financial Instruments Business, Mizuho Securities has taken appropriate measures to prevent adverse effects, such as imposing information barriers, between Mizuho Securities’ function responsible for financial advisory services and Mizuho Bank’s function holding the Company’s and Kawasaki Kinkai Kisen’s shares, and these measures allow Mizuho Securities’ function responsible for financial advisory services to calculate the share value of Kawasaki Kinkai Kisen in a position independent of Mizuho Bank’s position as a shareholder and lender of the Company and Kawasaki Kinkai Kisen, without being affected by any interest that may create a conflict of interest in relation to the Share Exchange.

In light of the fact that appropriate measures to prevent adverse effects, such as imposing information barriers, have been taken between Mizuho Securities’ function responsible for financial advisory services and Mizuho Bank’s function holding Kawasaki Kinkai Kisen’s shares, that the independence of Mizuho Securities as a third-party appraiser is secured because the Company and Mizuho Securities have conducted transactions with each other on terms and conditions comparable to those for their respective business partners in general, and that Mizuho Securities has actually served as a third-party appraiser in similar cases in the past, the Company has selected Mizuho Securities as a third-party appraiser independent of the Company and Kawasaki Kinkai Kisen.

KPMG, which serves as Kawasaki Kinkai Kisen’s third-party appraiser, is independent of the Company and Kawasaki Kinkai Kisen, is not a related party to the Company or Kawasaki Kinkai Kisen, and has no material interest required to be disclosed in the Share Exchange.

B) Overview of Calculations

Mizuho Securities performed valuation by employing the following methods: (i) the market share price analysis, since the Company and Kawasaki Kinkai Kisen are listed on the First Section (or the Prime Market on and after April 4, 2022; the same applies hereinafter) and the Second Section (or the Standard Market on and after April 4, 2022; the same applies hereinafter), respectively, of Tokyo Stock Exchange, Inc. (the “Tokyo Stock Exchange”), and their market prices are available; (ii) the comparable company analysis, since there are listed companies reasonably (although not directly) comparable to the Companies solely for the purpose of analyzing the ranges of share exchange ratio, which makes it possible to infer the share values of the Companies by means of comparison with comparable companies; and (iii) the discounted cash flow analysis (the “DCF Analysis”), in order to reflect the Companies’ future business activities in the valuation.

The ranges of the number of shares of the Company’s common stock that will be allotted and delivered per share of Kawasaki Kinkai Kisen’s common stock calculated using the aforementioned valuation methods are as follows:

Method used	Calculated range of share exchange ratio
Market share price analysis	0.49~0.53

Comparable company analysis	0.48~0.77

DCF Analysis	0.40~0.74

In the market share price analysis, the reference date was set at March 15, 2022 (the “Valuation Reference Date”), and the share prices on the Valuation Reference Date and the simple averages of the closing share prices for the one-month, three-month, and six-month periods preceding the Valuation Reference Date were used.

In the Companies’ financial forecasts based on which Mizuho Securities performed valuation using the DCF Analysis, considerable income increases or decreases are expected for some fiscal years. Specifically, the Company expects an approximately 40% income decrease in operating profit for the fiscal year ending March 31, 2023 from the previous fiscal year, based on the expectations that the market conditions will stabilize as a result of loosening of the tight supply-demand environment due to the expected resolution of ship congestion resulting from port entry regulations caused by the COVID-19 impact, mainly in the dry bulk segment. The Company also expects an approximately 60% income increase for the fiscal year ending March 31, 2024 due to expected gradual recovery from the impact of: the reduction in the amount of charter contract loss allowance in the container ship business; and the reduced shipping volume caused by the impact of COVID-19 in other parts of the product distribution segment. The Company further expects approximately 40% and approximately 70% income decreases in recurring profit in the fiscal year ending March 31, 2023 and that ending March 31, 2024, respectively, from the respective previous fiscal years due to expected stabilization of market levels resulting from loosening of the tight supply and demand environment caused by resolution of the worldwide disruption in container supply chains in the container ship business. As for Kawasaki Kinkai Kisen, it expects an approximately 30% increase in operating profit for the fiscal year ending March 31, 2023 from the previous fiscal year due to the effect of the suspension of the Miyako (Hachinohe)/Muroran route from February 1, 2022 as announced on December 24, 2021, as well as due to the current strong market condition in the overseas division.

These financial forecasts of the Company and Kawasaki Kinkai Kisen are not subject to the implementation of the Share Exchange.

In calculating the share exchange ratio, Mizuho Securities relied upon the assumption that all published information considered by Mizuho Securities and all financial and other information which was provided by the Companies to Mizuho Securities or was discussed by Mizuho Securities with the Companies and which provided substantial grounds for the calculation of the share exchange ratio, are accurate and complete. Mizuho Securities has not conducted, and assumes no responsibility or obligation to conduct, independent verification of the accuracy or completeness of the above information. Any part of the information stated in the share exchange ratio valuation report is subject to change if any fact existed that makes any part of the information provided to Mizuho Securities or discussed by Mizuho Securities with the Companies a significant error, or if any fact or circumstances existed that had not been disclosed at the time of delivery the share exchange ratio valuation report or if any fact or circumstances exist that occur after the delivery of the share exchange ratio valuation report, including any fact that potentially existed at the time of delivery of the share exchange ratio valuation report and is subsequently revealed. Mizuho Securities assumes that the Companies’ management teams have no knowledge of any fact that would make any information provided to Mizuho Securities (including details of coordination by the Companies) or discussed with Mizuho Securities incomplete or misleading. Furthermore, Mizuho Securities has not independently performed, or has been independently provided by any third party with, or has not requested from any third party, any evaluation or appraisal of the assets and liabilities (including derivative transactions, off-balance-sheet assets and liabilities, and other contingent liabilities) or reserves of the Companies or their affiliates. Mizuho Securities has no obligation to check the property or facilities of the Companies or their affiliates nor has it appraised the shareholders’ equity, solvency or fair price of the Companies or their affiliates pursuant to any law on liquidation, bankruptcy, etc.

Mizuho Securities used assumptions considered reasonable and appropriate by it with respect to any information: (i) which had not been provided or disclosed by the Companies to Mizuho Securities when Mizuho Securities calculated the share exchange ratio; or (ii) which was provided or disclosed by the Companies to Mizuho Securities but whose impact on the Companies’ share values is uncertain at present; or (iii) which could not otherwise be used by Mizuho Securities, or could not be confirmed by Mizuho Securities as usable, as a basis for evaluation. Mizuho Securities has not examined how the Companies’ future financial conditions will be affected if any of those assumptions used by Mizuho Securities turns out to be false in any material respect.

Mizuho Securities assumes that all financial forecasts and other information about the future disclosed to Mizuho Securities were reasonably prepared, produced or adjusted by the Companies’ management teams based on the best estimation and judgment which could be obtained at this point regarding the Companies’ future business performance and financial conditions. Mizuho Securities relied on the aforementioned assumptions and financial forecasts and business plans without independently examining the feasibility of these assumptions and financial forecasts and business plans, and expresses no view on any analysis or forecast mentioned in the share exchange ratio valuation report or on any assumption providing a basis for such analysis or forecast. Mizuho Securities is not an expert in law, regulations or tax affairs, and has relied on evaluations performed by the Companies’ outside professionals regarding these matters.

Mizuho Securities assumes that the Share Exchange is a non-taxable transaction under the Japanese Corporation Tax Act.

Mizuho Securities’ valuation result has been submitted to the Company at the Company’s request, for the sole purpose of serving as a reference for the Company’s Board of Directors to determine the Share Exchange Ratio, and does not constitute the expression of Mizuho Securities’ opinion on the validity of the Share Exchange Ratio.

On the other hand, KPMG performed valuation of the Company by employing the market share price analysis, in light of the fact that the Company is listed on the First Section of the Tokyo Stock Exchange and its market share prices are available. In the market share price analysis, the Valuation Reference Date was set at March 15, 2022, and the closing price on the First Section of the Tokyo Stock Exchange on the Valuation Reference Date and the simple averages of the closing prices on the First Section of the Tokyo Stock Exchange for the one-month period from February 16, 2022 to March 15, 2022, the three-month period from December 16, 2021 to March 15, 2022, and the six-month period from September 16, 2021 to March 15, 2022 were used.

As for Kawasaki Kinkai Kisen, the valuation was performed by employing: (i) the market share price analysis, in light of the fact that Kawasaki Kinkai Kisen is listed on the Second Section of the Tokyo Stock Exchange and its market share prices are available; and (ii) the DCF Analysis in order to reflect the company’s future business activities in the valuation.

In the market share price analysis, the Valuation Reference Date was set at March 15, 2022 and the closing price on the First Section of the Tokyo Stock Exchange on the Valuation Reference Date and the simple averages of the closing prices on the Second Section of the Tokyo Stock Exchange for the one-month period from February 16, 2022 to March 15, 2022, the three-month period from December 16, 2021 to March 15, 2022, and the six-month periods from September 16, 2021 to March 15, 2022 were used.

In the DCF Analysis, Kawasaki Kinkai Kisen’s business and stock values were calculated by discounting to the present value at a certain discount rate, the free cash flow that Kawasaki Kinkai Kisen was expected to generate in the future after the valuation reference date of December 31, 2021. This free cash flow was based on Kawasaki Kinkai Kisen’s financial forecasts and future business environment prospects for the period from the fiscal year ending March 31, 2022 to that ending March 31, 2024, which had been disclosed to KPMG by Kawasaki Kinkai Kisen as underlying data for the 2021 Medium-Term Business Plan announced by Kawasaki Kinkai Kisen on December 24, 2021 and for the revisions to Kawasaki Kinkai Kisen’s full-year consolidated earnings forecast for the fiscal year ending March 31, 2022 which were published in the “Announcement on Revisions to Earnings Forecast and Dividend Forecast for the Fiscal Year Ending March 31, 2022” dated February 9, 2022. Kawasaki Kinkai Kisen’s terminal value was calculated by discounting to the present value the cash flow disclosed as the level expected to be continuously produced by Kawasaki Kinkai Kisen in and after the fiscal year ending March 31, 2025 A discount rate ranging from 6.7% to 8.1% was used. Kawasaki Kinkai Kisen’s weighted average cost of capital (WACC) was used to calculate the discount rate.

Kawasaki Kinkai Kisen’s financial forecasts and future business environment prospects based on which KPMG performed the valuation of Kawasaki Kinkai Kisen by the DCF Analysis include fiscal years for which a considerable income increase or decrease is expected. Specifically, Kawasaki Kinkai Kisen expects an approximately 30% income increase in operating profit for the fiscal year ending March 31, 2023 from the previous fiscal year, due to: the effect of the suspension of operation of the route between Miyako (Hachinohe) and Muroran as of February 1, 2022 which was announced on December 24, 2021; the current strong market in the overseas division; and improvement in profitability of the offshore support vessel division. The synergy effects expected to be achieved by implementing the Share Exchange were not taken into account in Kawasaki Kinkai Kisen’s business plan underlying the DCF Analysis (the “Business Plan”) since it is difficult at this point to specifically evaluate their impact on income.

Please note that Kawasaki Kinkai Kisen’s s financial forecasts and future business environment prospects underlying the DCF Analysis were prepared by Kawasaki Kinkai Kisen’s management team based on currently available information. The financial forecasts have been reviewed by KPMG through such means as conducting interviews with Kawasaki Kinkai Kisen’s personnel and, as described in “(iv) Measures to Ensure Fairness” and “(v) Measures to Avoid Conflicts of Interest” below, have been checked by the Special Committee in terms of the reasonableness of their content, important assumptions, process of preparation, etc.

If a value of one (1) is assigned to the value per share of the Company Stock, the ranges of the value per share of Kawasaki Kinkai Kisen Stock calculated using the valuation methods described above are as follows:

Method used		Calculated range of share exchange ratio
Company	Kawasaki Kinkai Kisen
Market share price analysis	Market share price analysis	0.49~0.53
	DCF Analysis	0.50~1.14

In calculating the Share Exchange Ratio, KPMG calculated Kawasaki Kinkai Kisen Stock value: (i) by using the information received from Kawasaki Kinkai Kisen, information collected through interviews, and publicly available information, among other things, without making any changes to them in principle; and (ii) by assuming that (a) all these data and information so used are accurate and complete, and (b) there are no facts that are likely to have a significant impact on the calculation of Kawasaki Kinkai Kisen Stock value and have not been disclosed to KPMG; and (iii) without independently verifying the accuracy or completeness of these data and information. KPMG did not independently evaluate, appraise or assess the assets and liabilities (including off-balance-sheet assets, off-balance-sheet liabilities, and other contingent liabilities) of Kawasaki Kinkai Kisen or its subsidiaries, and did not perform any analysis or valuation of individual assets and liabilities. KPMG made no request to any third-party institution for evaluation, appraisal or assessment of any of the above assets and liabilities. KPMG’s valuation of Kawasaki Kinkai Kisen Stock value reflects, among other things, the information available and economic conditions existing up to March 15, 2022. KPMG assumes that Kawasaki Kinkai Kisen’s business plan used by KPMG to perform valuation using the DCF Analysis was reasonably prepared by Kawasaki Kinkai Kisen’s management team based on the best estimation and judgment which could be obtained as of the reference date. However, KPMG had Q&A sessions with Kawasaki Kinkai Kisen on Kawasaki Kinkai Kisen’s business plan underlying KPMG’s valuation, through which KPMG found out about the process of preparation of the business plan and the current situation of Kawasaki Kinkai Kisen, and confirmed the reasonableness of the business plan to the extent that there are nothing unreasonable about the process of preparation and Kawasaki Kinkai Kisen’s current situation.

(iii) Prospect for Delisting and Reasons Therefor

As a result of the Share Exchange, the Company will become the wholly-owning parent company of Kawasaki Kinkai Kisen effective as of June 1, 2022 (estimate), which is the effective date of the Share Exchange, and the common stock of Kawasaki Kinkai Kisen, which will be a wholly-owned subsidiary of the Company, will be delisted on May 30, 2022 (with the last trading date scheduled for May 27, 2022) pursuant to the delisting criteria of the Second Section of the Tokyo Stock Exchange, after completion of the prescribed procedures. After being delisted, Kawasaki Kinkai Kisen Stock can no longer be traded on the Tokyo Stock Exchange. However, since the consideration for the Share Exchange is the Company Stock, which is listed on the First Section of the Tokyo Stock Exchange and will remain eligible to be traded on the Tokyo Stock Exchange after the Share Exchange, the Companies believe that those shareholders who will be allotted and receive at least 100 shares of the Company Stock will be able to continue to enjoy the liquidity of their shares.

On the other hand, those shareholders who will hold shares less than one share unit of the Company as a result of the Share Exchange will not be able to sell their shares less than one share unit on financial instruments exchange markets, but will be entitled to use the purchase program for shares less than one share unit. These shareholders are also entitled to use the additional purchase program for shares less than one share unit, which allows any shareholder holding shares less than one share unit to purchase from the Company additional shares in the number that will form one share unit if combined with the number of shares less than one share unit held by the shareholder. For an overview of these programs, please see “Note 3: Treatment of shares constituting less than one share unit” under “(ii) Details of allotment of shares in the Share Exchange” under “(3) Method of the Share Exchange, details of allotment of shares in the Share Exchange, and other details of the Share Exchange Agreement” above. For details of the treatment of any fractions less than one share arising as a result of the Share Exchange, please see “Note 4: Treatment of fractions of less than one share ” under “(ii) Details of allotment of shares in the Share Exchange” under “(3) Method of the Share Exchange, details of allotment of shares in the Share Exchange, and other details of the Share Exchange Agreement” above.

Please note that until the last trading date, i.e., May 27, 2022 (estimate), the shareholders of Kawasaki Kinkai Kisen will be able to trade their shares of Kawasaki Kinkai Kisen Stock on the Tokyo Stock Exchange as before.

(iv) Measures to Ensure Fairness

In light of the fact that, among other things, the Company is Kawasaki Kinkai Kisen’s parent company holding 1,404,000 shares of Kawasaki Kinkai Kisen Stock (as of September 30, 2021), which represent 47.82% of the number of issued shares of Kawasaki Kinkai Kisen (2,952,500 shares) minus Kawasaki Kinkai Kisen’s treasury shares (17,019 shares), and some of Kawasaki Kinkai Kisen’s directors are assigned from the Company, the Companies judged that it was necessary to ensure the fairness of the Share Exchange, and have taken the following measures.

A) Obtaining Share Exchange Ratio Valuation Reports from Independent Third-party Appraisers

The Company received a valuation report dated March 15, 2022 on the Share Exchange Ratio from Mizuho Securities, which is a third-party appraiser independent from both the Company and Kawasaki Kinkai Kisen. For an overview of the valuation report, please see “(ii) Matters relating to valuation” above. The Company has not received from Mizuho Securities an opinion to the effect that the Share Exchange Ratio is fair from a financial perspective for shareholders of the Company (a fairness opinion). On the other hand, Kawasaki Kinkai Kisen received a valuation report dated March 15, 2022 on the Share Exchange Ratio from KPMG, which is a third-party appraiser independent from both the Company and Kawasaki Kinkai Kisen. For an overview of the valuation report, please see “(ii) Matters relating to valuation” above. Kawasaki Kinkai Kisen has not received from KPMG an opinion to the effect that the Share Exchange Ratio is fair from a financial perspective for shareholders of Kawasaki Kinkai Kisen (a fairness opinion).

B) Advice from Independent Law Offices

The Company appointed Nishimura & Asahi as its legal advisor for the Share Exchange, and has received legal advice on the procedures for the Share Exchange and the method, process, etc. of decision-making by the Company’s Board of Directors, among other things. Nishimura & Asahi has no material interest in the Company or Kawasaki Kinkai Kisen.

On the other hand, Kawasaki Kinkai Kisen appointed Nagashima Ohno & Tsunematsu as its legal advisor for the Share Exchange, and has received legal advice on the procedures for the Share Exchange and the method, process, etc. of decision-making by Kawasaki Kinkai Kisen’s Board of Directors, among other things. Nagashima Ohno & Tsunematsu has no material interest in the Company or Kawasaki Kinkai Kisen.

(v) Measures to Avoid Conflicts of Interest

Since the Company is the parent company of Kawasaki Kinkai Kisen that holds 1,404,000 shares of Kawasaki Kinkai Kisen Stock which correspond to 47.82% of the total number of issued shares of Kawasaki Kinkai Kisen (2,952,500 shares) less the number of treasury shares (17,019 shares), Kawasaki Kinkai Kisen has taken the following measures in order to avoid conflicts of interest in the Share Exchange.

A) Obtaining a Report from Kawasaki Kinkai Kisen’s Non-interested Special Committee

On February 26, 2021, Kawasaki Kinkai Kisen’s Board of Directors established the Special Committee for the purpose of: ensuring careful decision making by Kawasaki Kinkai Kisen on becoming a wholly-owned subsidiary of the Company before starting specific negotiations and discussions with the Company on the terms and conditions of the Company’s making Kawasaki Kinkai Kisen its wholly-owned subsidiary; avoiding possible arbitrariness and conflicts of interest in, and ensuring the fairness of, Kawasaki Kinkai Kisen’s Board of Directors’ decision making process; and hearing the committee’s opinion as to whether Kawasaki Kinkai Kisen’s Board of Directors’ decision to become a wholly-owned subsidiary of the Company would not be disadvantageous to Kawasaki Kinkai Kisen’s minority shareholders. The Special Committee consisted of the following three members: Mr. Takao Sunami, who is an Outside Director of Kawasaki Kinkai Kisen without interest in the Company and is an independent officer; and Mr. Syuichi Suzuki and Mr. Masatoshi Kuratomi who are Outside Audit & Supervisory Board Members of Kawasaki Kinkai Kisen without interest in the Company and are independent officers. Kawasaki Kinkai Kisen’s Board of Directors consulted the Special Committee on the following matters: (a) whether or not the information requested by Kawasaki Kinkai Kisen from the Company is sufficient and appropriate; (b) whether or not the information provided by the Company is sufficient; (c) whether or not the purpose of becoming a wholly-owned subsidiary of the Company is reasonable in terms of contributing to increasing the corporate value of Kawasaki Kinkai Kisen; (d) whether or not the method and the terms and conditions (including the type of contribution) of becoming a wholly-owned subsidiary of the Company are appropriate; (e) whether or not the procedures for becoming a wholly-owned subsidiary of the Company are fair (including what measures to ensure fairness should be taken); (f) based on (c) through (e) above, whether or not becoming a wholly-owned subsidiary of the Company would not be disadvantageous to Kawasaki Kinkai Kisen’s minority shareholders; and (g) based on (c) through (f) above, whether or not it is appropriate to become a wholly-owned subsidiary of the Company.

The members of the Special Committee are supposed to receive fixed compensation in consideration of their services, regardless of the contents of their report.

During the period from the establishment of the Special Committee as of February 26, 2021 to today, the Special Committee discussed by holding a total of 17 meetings for a total of no less than 16 hours. The Special Committee attended a total of 44 plenary meetings held by Kawasaki Kinkai Kisen’s management team and their advisors for a total of no less than 67 hours and stated its opinions. The Special Committee carefully deliberated and discussed the above-listed matters which the Special Committee was consulted on by making reports, sharing information, conducting discussions, and making decisions via email and telephone between the meeting dates, among other things, as well. The Special Committee appointed Nakamura, Tsunoda & Matsumoto as the Special Committee’s legal advisor after confirming its independence, expertise and experience, etc., and approved the appointment of Nagashima Ohno & Tsunematsu as Kawasaki Kinkai Kisen’s legal advisor and KPMG as Kawasaki Kinkai Kisen’s financial advisor and third-party valuation institution, after confirming these advisors’ independence and performance, etc. The Special Committee also approved the project team established by Kawasaki Kinkai Kisen within its organization for examining the Share Exchange after confirming that the project team has no problem in terms of independence. Furthermore, the Special Committee received explanations from, and exchanged questions and answers with Kawasaki Kinkai Kisen’s management team about the Business Plan, based on which the share value would be calculated by using the DCF Analysis. This was done on multiple occasions in the course of drawing up the business plan, and the calculation was made in terms of a numerical summary of the proposed business plan, the business environment which the proposed business plan was based on, and the goals, basic strategy, and specific measures for each business unit. The Special Committee approved the Business Plan after confirming its rationality, and such plan was also based on, among other things, advice provided by KPMG from a financial perspective.

Furthermore, Kawasaki Kinkai Kisen requested, on multiple occasions, the Company to give explanations on the Company’s proposal for the Share Exchange in terms of: the synergistic effects expected from the Share Exchange, Kawasaki Kinkai Kisen’s future income, expenditure and cash flow, the prospect of the Company improving its financial conditions and the basis for judgment, and the Company’s management policies after the Share Exchange, among other things. In response, the Company gave Kawasaki Kinkai Kisen such explanation by taking certain measures such as providing explanatory materials and holding briefing sessions. In addition, the Special Committee has had some discussions with Kawasaki Kinkai Kisen’s management team to consider what questions should be sent to the Company and what information should be requested from the Company, and to review the related responses made by the Company. The Special Committee also received explanations from, and exchanged questions and answers with Kawasaki Kinkai Kisen’s management team about: Kawasaki Kinkai Kisen’s understanding of its current business environment and business challenges, the necessity of the Share Exchange, the synergistic effects expected from the Share Exchange, potential disadvantages of the Share Exchange, and Kawasaki Kinkai Kisen’s management policies and structure after the Share Exchange, among other things.

Furthermore, the Special Committee received from Nakamura, Tsunoda & Matsumoto legal advice on: the measures to be taken to ensure the fairness of procedures for the Share Exchange, the procedures for the Share Exchange, and the method and process of deliberation taken by the Special Committee concerning the Share Exchange, among other things. Kawasaki Kinkai Kisen and the Special Committee received from Nagashima Ohno & Tsunematsu legal advice on: the measures to be taken to ensure the fairness of procedures for the Share Exchange, the procedures for the Share Exchange, the method and process of decision-making taken by Kawasaki Kinkai Kisen concerning the Share Exchange, and the terms and conditions of the Share Exchange Agreement and the disclosure, among other things. Kawasaki Kinkai Kisen and the Special Committee also received from Nagashima Ohno & Tsunematsu a report it had written concerning the result of the simplified due diligence conducted in connection with the Share Exchange. The Special Committee also received from KPMG a disclosure of the valuation report on the share exchange ratio, and after receiving explanations from, and exchanging questions and answers with KPMG about the following matters, confirmed the rationality of the valuation result of the share exchange ratio by KPMG, the reasons for employing the valuation methods used by KPMG to calculate the share exchange ratio, changes in the Company’s and Kawasaki Kinkai Kisen’s share prices in their markets, major assumptions for the valuation using the DCF Analysis, including the bases for calculation of the discount rate, and the results of calculation using the different valuation methods, among other things.

In addition, the Special Committee was substantially involved in the negotiations with the Company on the share exchange ratio, etc., through means such as: receiving reports from KPMG in a timely manner about the details of the Company’s proposal on the share exchange ratio and the progress of negotiations, etc., receiving from KPMG advice from a financial perspective, including explanations on premium levels, etc., used in recent similar cases, and making approvals, giving instructions, and making requests regarding negotiation policies, including specific share exchange ratios proposed to Kawasaki Kinkai Kisen, after deliberation and discussion.

After the processes described above and after careful deliberation and consideration on the above-listed matters on which the Special Committee was consulted, the committee submitted the Report dated March 16, 2022 to Kawasaki Kinkai Kisen’s Board of Directors, to the effect that Kawasaki Kinkai Kisen’s Board of Directors’ adopting a resolution to conduct the Share Exchange would not be disadvantageous to Kawasaki Kinkai Kisen’s minority shareholders.

B)	Approval of All of Kawasaki Kinkai Kisen’s Non-interested Directors and “No Objection” Opinion of All of Kawasaki Kinkai Kisen’s Non-interested Auditor & Supervisory Board Members

At Kawasaki Kinkai Kisen’s Board of Directors meeting held today, all Directors of Kawasaki Kinkai Kisen attended, deliberated, and unanimously adopted a resolution for, the Share Exchange. At the same Board of Directors meeting, all of the Audit & Supervisory Board Members expressed the opinion that they have no objection to the above resolution.

Of the Directors who participated in the deliberation and voting at Kawasaki Kinkai Kisen’s Board of Directors meeting, three (Yutaka Kuge, Hidehiro Sano, and Takuzo Koyama) are former employees of the Company. However, none of the Directors concurrently serves as an officer or employee of the Company or is in a position to receive directions from the Company. In addition, before starting specific negotiations and discussions on the terms and conditions and other details of becoming a wholly-owned subsidiary of the Company, Kawasaki Kinkai Kisen established the Special Committee which was independent of Kawasaki Kinkai Kisen and consisted of one Outside Director and two Outside Audit & Supervisory Board Members. Kawasaki Kinkai Kisen made timely reports to the Special Committee of the progress, details, etc. of discussions and negotiations with the Company on the terms and conditions of the Share Exchange. Furthermore, Kawasaki Kinkai Kisen pursued discussions and negotiations with the Company while discussing policies with the Special Committee from time to time. We believe that these suggest that the Special Committee functioned effectively in the process of Kawasaki Kinkai Kisen’s consideration and negotiation on the Share Exchange. Therefore, we consider that, regardless of their respective times of transfer from the Company to Kawasaki Kinkai Kisen, the aforementioned three Directors who are former employees of the Company do not have interest in the transaction to the extent to which they need to be excluded from the deliberation or resolution at Kawasaki Kinkai Kisen’s Board of Directors meetings to prevent the fairness of the procedures from being compromised.

(5)

Trade name, registered office address, name of representative, amount of capital, amount of net assets, amount of total assets, and description of business of the company that will become the wholly-owning parent company after the Share Exchange

Trade name	Kawasaki Kisen Kaisha, Ltd.

Registered office address	8 Kaigandori, Chuo-ku, Kobe

Name of representative	Yukikazu Myochin, Representative Director, President & CEO

Amount of capital	75,457 million yen

Amount of net assets	Not determined at present.

Amount of total assets	Not determined at present.

Description of business	Marine transportation; Air transportation; Through transportation involving marine, land and air transportation; Harbor transportation, etc.

End